

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 10, 2011

<u>Via Email</u>
Adam M. Turteltaub, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

>   Re: **C&D Technologies, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **File No. 1-09389**
>   **Filed October 19, 2011**
>
>   **Schedule 13E-3**
>   **Filed by C&D Technologies, Inc., Angel Holdings LLC, Angel
>   Acquisition Corp., AG MM, L.P., AG Capital Recovery Partners
>   VI, L.P., AG Capital Recovery Partners VII, L.P. AG Eleven
>   Partners, L.P., AG Garden Partners, L.P., Nutmeg Partners, L.P.,
>   AG Princess, L.P., AG CNG Funds, L.P., PHS Patriot Fund, L.P.,
>   AG Super Fund International Partners, L.P., AG Super Fund,
>   L.P.**
>   **File No. 5-38840**
>   **Filed October 19, 2011**

Dear Mr. Turteltaub:

        We have reviewed the above filings and have the following comments. In some of
our comments, we may ask you to provide us with information so we may better understand
your disclosure.

        Please respond to this letter by amending your filing, by providing the requested
information, or by advising us when you will provide the requested response. If you do not
believe our comments apply to your facts and circumstances or do not believe an amendment
is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please ensure that all disclosure required by Schedule 13e-3 is included in the disclosure document (i.e., the information statement) delivered to shareholders. For example, information provided pursuant to Item 11 should be included in the information statement delivered to shareholders.

Item 13. Financial Information

2. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to shareholders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements in the information statement.

3. Please be attentive to the need to update the financial statements included in the disclosure document mailed to shareholders to reflect the results of the third quarter ended October 31, 2011. Refer to Item 1010(a) of Regulation M-A.

Preliminary Information Statement on Schedule 14C

Summary, page 2

4. Please revise to prominently disclose the information required by Items 7, 8, and 9 of Schedule 13E-3 in a "Special Factors" section in the front of the information statement. Please ensure that each filing person provides the requisite disclosure. See Exchange Act Rule 13e-3(e)(1)(ii).

5. Please note our comment above. Please revise the summary term sheet to set forth the company's determination as to the substantive and procedural fairness of the transaction to unaffiliated shareholders.

Cautionary Statement Regarding Forward Looking Statements, page 9

6. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please revise the disclosure in the information statement to include disclosure stating that the safe harbor provisions do not apply to any forward-looking statements the filing parties make in connection with the going private transaction. Also, please include clarifying disclosure stating that the safe harbor provisions in the periodic reports you incorporate by reference do not apply to any forward-looking statements the company makes in connection with the going-private transaction.

7. You disclose that C&D "undertakes no obligation (and expressly disclaims any such obligation) to publicly update or revise any forward-looking statement…" This language is inconsistent with your obligations to update the disclosure document in accordance with Rule 13e-3(d)(2). Please revise your disclosure.

The Merger, page 14

Background of the Merger, page 14

8. We note your disclosure that Perella Weinberg presented various "updated analyses", which appear to have been oral and written, at various meetings during the negotiation process (i.e., August 17, August 31, September 8, September 10, September 14). Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise the background discussion to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports. In addition, please confirm that you have filed all such reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

9. Reference is made to the meetings between the Special Committee and Houlihan Lokey Capital, Inc., the financial advisor to the Angelo Gordon Affiliates. Please confirm whether any analyses or materials were presented by the financial advisor to either the company or to Angelo Gordon that are reports within the meaning of Item 1015 of

Regulation M-A. As noted in our prior comment, please file all oral or written reports that are materially related to the going private transaction.

10. We refer to the presentation materials filed as exhibits to the Schedule 13e-3 and disclosure provided by the financial advisor that they relied upon projections provided by management. Please disclose or confirm that you have disclosed all of the financial forecasts that management and/or the board provided to the financial advisors or any projections that the advisor developed. Please disclose or confirm you have disclosed the material assumptions underlying the forecasts.

11. Please supplement your disclosure to discuss each of the meetings held between Houlihan Lokey and C&D Management in August 2011.

12. You disclose on page 31 that the Angelo Gordon Affiliates have not performed or engaged a financial advisor to perform any valuation or other analysis for the purposes of assessing the fairness of the merger to C&D's unaffiliated stockholders. Supplementally and with a view toward disclosure, clarify the role of Houlihan Lokey in the transaction. In this regard, advise us of what services the Angelo Gordon Affiliates engaged Houlihan Lokey to perform and the extent to which Houlihan Lokey's analyses or valuations factored into the Angelo Gordon Affiliates' offer price.

13. Please provide additional disclosure about the amount of cost-cutting initiatives and their impact, if any, on C&D management projections. Clarify further whether the information was used by any of the filing parties to assess the appropriateness of the merger price.

Position of Acquiror, Merger Sub and the Angelo Gordon Entities as to the Fairness of the Merger, page 31

14. Refer to Item 1013(b) of Regulation M-A. Separately set forth the alternatives considered by each filing party. Please disclose the reasons for the rejection of any alternatives considered.

15. Please disclose the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

16. Please include a separate section that identifies the position and fairness determination made by the company. See Item 1014(a) of Regulation M-A.

17. Please revise to clarify why the company seeks to undertake the going private transaction at this time as opposed to other times in the company's operating history. See Item

1013(c) of Regulation M-A.

18. Refer to disclosure in the background discussion in which the Special Committee was first asked by the Angelo Gordon Affiliates to eliminate a majority of the minority condition for approval of the merger. Please supplement your discussion of fairness and disclose in greater detail how the company and the Angelo Gordon Affiliates considered the elimination of the majority of the minority condition in arriving at their conclusion as to the procedural fairness of the transaction.

19. The disclosure does not appear to address all of the factors described in Instruction 2 to Item 1014, or explain in sufficient detail why such factors were not deemed material or relevant. For example, revise to disclose how net book value, going concern value and/or liquidation value were considered by the Special Committee, if at all, and if not, the reasons why the factors were not deemed material or relevant. See generally Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please note that this comment applies to all filing persons.

Where you can find more information, page 62

20. Refer to disclosure on page 62 in which you attempt to incorporate all documents filed "after the date of the initial filing of this information statement and before the effective date of the Merger…" Please be advised that Rule 13e-3 does not permit forward incorporation. Rather, you must promptly disseminate disclosures of material changes to the information provided in a manner reasonably calculated to inform shareholders. Please revise your disclosure accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions